Exhibit 6.14

AGREEMENT OF PURCHASE, SALE, AND CO-OWNERSHIP

This Agreement of Purchase, Sale, and Co-Ownership (“Agreement”) dated May 9, 2019, by and between EXPERIENTIAL SQUARED, INC., a Delaware corporation, whose principal address is 250 W. First St., Ste. 256, Claremont, California 91711 (hereinafter referred to as “Purchaser’) and SPENDTHRIFT FARM, LLC, a Kentucky limited liability company, whose principal address is 884 Iron Works Pikes, Lexington, Kentucky 40511 (hereinafter referred to as “Seller”).

WHEREAS, Seller is the sole owner of an unnamed thoroughbred colt, foal of 2017, by TIZNOW out of MAGIC UNION, by DIXIE UNION, and is being offered for sale by Seller as a racing prospect and stallion prospect (hereinafter “Horse”);

WHEREAS, Purchaser desires to purchase from Seller an undivided sixty percent (60%) ownership interest (“Interest”) in the Horse upon the terms and conditions set forth herein;

WHEREAS, Seller desires to sell to Purchaser the Interest in the Horse upon the terms and conditions set forth herein;

WHEREAS, Seller and Purchaser wish to further set out their agreement regarding the continued racing and management of the Horse while continuing to race;

WHEREAS, upon the delivery of title of the undivided Interest in the Horse to the Purchaser, the Purchaser and Seller (both Purchaser and Seller hereinafter also sometimes referred to as “Co-Owner”) have agreed that Purchaser and Seller shall enter into a co-ownership of the

Horse for purposes of racing only upon the terms and conditions under which the Horse shall be managed as a race horse by Purchaser:

WHEREAS, the parties have agreed that Seller shall be awarded ten (10) lifetime breeding rights in the Horse upon the terms and conditions set forth herein, and

NOW, THEREFORE, in consideration of the foregoing and the covenants and agreements hereinafter set forth, the parties hereto agree as follows:

1.	Purchase of Horse. Seller does hereby sell, convey, transfer, set over and assign to Purchaser, and Purchaser does hereby purchase from Seller a sixty percent (60%) Interest in and to the Horse upon the terms and conditions contained herein, and specifically the conditions precedent set forth in Paragraph 2, below.

2.	Purchase Price and Payment; Condition Precedent. Purchaser shall pay to Seller at the closing, set forth below, a purchase price of One Hundred Eleven Thousand and no/100 U.S. Dollars ($111,000.00) (the “Purchase Price”) plus 9.5% California State and Local Sales taxes, or a total sum of One Hundred Twenty One Thousand Five Hundred Forty Five and no/100 U.S. Dollars ($121,545.00) for the sixty percent (60%) Interest in and to the Horse, subject to the condition precedent that Purchaser shall, within five (5) days after the execution of this Agreement by all parties hereto, cause a veterinarian of its choosing to examine the Horse, including blood drawing for testing purposes, and Purchaser’s representative shall inspect the Horse for his suitability for conformation, and any such examinations performed by Purchaser, or his representative, shall be at Purchaser’s sole cost and expense. The veterinarian examination and conformation examination shall be acceptable to Purchaser, including, but not limited to, x-rays, scope, and examinations to determine that the Horse is healthy and sound as of the Closing Date and insurable at standard rates for full mortality coverage for horses of his age, without any exclusions, issued by Lloyd’s of London or other comparable insurance company (“Veterinary Examinations”). If the results of the Veterinary Examinations is not acceptable to Purchaser or if the Horse is not insurable at standard rates for full mortality coverage, in Purchaser’s sole discretion, or in the event Purchaser determines that any of the representations and warranties are not accurate, Purchaser shall notify Seller on or before the Closing Date, in which case this Agreement shall be null and void and of no further force or effect. If the results of the Veterinary Examinations are acceptable to Purchaser, at Closing, Purchaser shall deliver to Seller payment in full of the Purchase Price in immediately available funds.

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3.	Risk of Loss. Purchaser assumes all risk of loss with respect to the death and use of the Horse with respect to the Interest purchased from Seller upon the date of closing.

4.	Title. Title to the sixty percent (60%) Interest in the Horse shall pass from Seller to Purchaser upon the payment of the Purchase Price to Seller.

5.	Delivery of Possession. Possession to the Horse shall be delivered to Purchaser upon the date of Closing, and simultaneously possession of the Horse will be entrusted to the Horse’s trainer, Richard Mandella, at Santa Anita Park Racecourse in Arcadia, California, where the Horse shall be located at the time of Closing, and where the Horse shall remain in training.

6.	Sales and Use Taxes. Any sales and/or use taxes (other than income taxes) as assessed by any jurisdiction(s) of the United States of America or elsewhere which are or may become due as a result of the sale of the Interest in the Horse from Seller to Purchaser, as set forth above (collectively, the “Sales Tax”), shall be the responsibility of the Purchaser of the Interest, and Purchaser hereby indemnifies Seller against any such sales and/or use taxes that become due including any interest, penalties respecting the sale of the Interest.

2 Warranties and Representations of Seller. (a) As of both the date hereof and the Closing Date, Seller warrants and represents that:

(i)	the Horse is and shall be at the time of both the delivery of possession and transfer of title to the Interest being conveyed to Purchaser, free and clear of all liens, claims, charges, pledges, leases, breeding rights (except as provided herein all of which shall be transferred to Seller and Richard Mandella by the holder thereof as more fully set forth in Paragraph 7(b), below), options, hypothecations, security or other interests or encumbrances on, against or in connection with the Interest sold to Purchaser in the Horse including, but not limited to, agister’s liens, veterinarian’s liens, etc., with the exception of current invoices not yet due which shall be Seller’s responsibility as applicable to dates prior to Closing.

(ii)	Seller is the sole owner of the entire Horse (100% title to and ownership interest in the Horse) and has good and perfect title and right to sell and transfer the Interest as set forth herein. (iii) | This Agreement has been duly and validly executed and delivered by Seller, and is a valid and binding obligation of Seller, enforceable in accordance with its respective terms and condition except as enforceability is limited by applicable bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or similar laws affecting the enforcement of creditor’s rights generally.

(b)	‘Transfer of Breeding Rights. Seller warrants and represents that the Horse is subject to two (2) lifetime breeding rights being awarded to the trainer of the Horse, Richard Mandella, and ten (10) lifetime breeding rights being awarded to Seller upon the Horse winning a Grade One or Grade Two race during the Horse’s racing career, which such breeding rights shall be transferred to Richard Mandella and Seller, respectively by Purchaser and Seller, jointly, upon such lifetime breeding rights being earned pursuant the terms and conditions set forth herein. The holder of each such lifetime breeding night shall entitle the holder thereof to breed one (1) thoroughbred mare to the Horse, in each Northern and Southern Hemisphere breeding season for the breeding life of the Horse, without cost. Annual nominations for the lifetime breeding rights may be sold, exchanged, transferred, assigned or otherwise disposed of, but the nominations are non-cumulative from one Norther or Southern Hemisphere breeding season to another and may not be advertised for sale for less than the advertised stud fee established each year for the Horse or be offered for sale at auction or on any private listing service, unless agreed by the Seller and Purchaser. The lifetime breeding rights shall be freely transferrable by the holders thereof. A lifetime breeding right does not entitle the holder thereof to any ownership interest whatsoever in the Horse and such holder shall not be responsible for any expenses associated with the Horse. The lifetime breeding nghts shall terminate only upon the death of the Horse or the permanent retirement of the Horse from breeding. The lifetime breeding rights shall not be altered or cancelled by the transfer of any interest in the Horse in any form to a third party, or by the creation or disassociation of any syndicate or ownership entity and the Purchaser shall preserve the rights of the holders of lifetime breeding rights in any sale or transfer documentation transferring any interest in the Horse.

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8.	Warranties and Representations of Purchaser. Purchaser acknowledges that it will, prior to the purchase of the Horse, have conducted all tests and veterinarian examinations of the Horse, it desires, and that except as herein set forth, understands that Sellers make NO WARRANTY OR REPRESENTATION OF ANY KIND, EXPRESS OR IMPLIED, INCLUDING WITHOUT LIMITATION, THE HEALTH AND CONDITION OF THE HORSE, AND SPECIFICALLY, BUT NOT ALL INCLUSIVELY, THAT THERE IS NO EXPRESS OR IMPLIED WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, SUITABILITY FOR RACING OF THE HORSE, ABILITY OR SOUNDNESS FOR RACING, BREEDING OR FERTILITY, AND PURCHASER AGREES TO ACCEPT DELIVERY OF THE HORSE “AS IS” AS OF THE DATE OF DELIVERY OF TITLE OF THE INTEREST BEING PURCHASED HEREIN.

9.	Commissions. Neither party has employed any agent, broker or finder in connection with the transactions contemplated by this Agreement. Nor has any third party, including but not limited to any representative or agent of the other party to this transaction, been paid anything of value in connection with such sale transaction. Each party shall indemnify, defend and hold the other party harmless from any and all claims or losses relating to agency fees, brokerage fees, attorney fees, expenses, commission or finder’s fees owed or claimed to be owed to any agent, broker or finder engaged or claimed to be engaged by that party. 10. Closing and Purchaser’s Delivery. Closing shall take place at the offices of Wyatt, Tarrant & Combs, 250 West Main Street, Lexington, Kentucky, within ten (10) days after the satisfactory completion of all Veterinary Examinations (“Closing”) and provided the Horse is located at Santa Anita Racecourse, Arcadia, California, at which time Purchaser shall deliver the following to Seller:

(A)	The Purchase Price whose sum is One Hundred Eleven Thousand US Dollars ($111,000.00), plus an amount equal to the aggregate state and local Sales Tax (if any), shall be paid by Purchaser to Seller by wire-transfer delivery of immediately available funds to an account designated by Seller:

(B)	Anexecuted bill of sale in the same form as Exhibit A, attached hereto;

(C)	Anexecuted Co-Ownership Agreement in the same form as Exhibit B: and

(D)	Such other documents or instruments as Sellers may reasonably require.

c.	Seller’s Delivery. Seller shall, in addition to having delivered possession of the Horse as set forth above, deliver the following documents to Purchaser at the Closing.

(A)	A true copy of The Jockey Club Certificate of Registration for the Horse endorsed to memonialize the transfer of ownership of a Sixty percent (60%) Interest in the Horse to Purchaser;

(B)	An executed bill of sale in the same form as Exhibit A attached hereto;

(C)	Anexecuted Co-Ownership Agreement in the same form as Exhibit B; and

(D)	Such other documents or instruments as Purchaser may reasonably require.

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12.	The Co-Ownership for Racing and Term. As of the Closing Date when title to a sixty percent (60%) Interest in the Horse passes to Purchaser, Purchaser and Seller shall become co-owners of the Horse and agree to execute a Co-Ownership Agreement with respect to the racing of the Horse in a same form as the Co-Ownership Agreement attached hereto as Exhibit C, which shall become a part of this Agreement and which Co-Ownership Agreement shall remain in full force and effect during the racing career of the Horse and shall cease to be in effect upon the retirement of the Horse from racing. Neither Seller or Purchaser shall have the right of partition with respect to the co-owned property, i.e. the Horse, and the rights of Purchaser are personal to Purchaser and may not be transferred, subleased, assigned, encumbered, mortgaged, pledged or hypothecated to any other person, firm, corporation, or other entity whatsoever without the prior express written consent of Seller, which consent may be withheld by Seller for any reason or for no reason whatsoever.

13.	Time of Essence: Specific Performance. Time is of the essence to the performance of this Agreement, including the awards of breeding rights provided for herein. The parties agree that, in addition to any other rights the parties may have, each party shall have the right to specifically enforce the terms of this Agreement, it being agreed that damages for breach would be impossible to determine. 14. Management. Purchaser of the Horse shall have responsibility for the management of the racing of the Horse during the term of the Co-Ownership. All decisions of the racing of the Horse, including without limitation, decisions regarding the training and racing, shall be made by Purchaser of the Horse in accordance with the terms and conditions of this Agreement, and more specifically the Co-Ownership Agreement. In performing its rights, duties and obligations hereunder, Purchaser shall employ the degree of care customarily employed in the management of thoroughbred race horses in training in the United States of America and further Purchaser shall exert it’s due care in training and racing the Horse so as not to impair the potential value of the Horse as a stallion prospect. The Horse shall not be entered or run in any claiming race nor given any medical treatment or operation without first obtaining the prior written consent of Seller. After the Closing the Horse shall run in each race in which he is entered in the name of Purchaser and the Seller and shall run in the racing silks of Purchaser.

14.	No Partnership. The relationship of the Purchaser and Seller, during the term of Co-Ownership shall be that of joint tenants in common of a chattel or chattels (the Horse), the right and ownership of which shall be as provided in this Agreement. The Purchaser and Seller do not propose or intend by this Agreement to create, and this Agreement shall not be considered as creating, a joint venture, partnership, agency or other relationship whereby the Purchaser and Seller shall be liable for the omissions or commissions of each other.

15.	Costs related to Breach. Failure of any party to abide by and perform any and all terms, covenants, conditions, and obligations of this Agreement shall constitute a default and shall, in addition to any other remedies provided by law or in equity, entitle the wronged party to reasonable attorney fees and legal costs related to such breach.

16.	Execution Counterparts. This Agreement may be executed in multiple counterparts and all such counterparts shall collectively constitute an original Agreement, which may be evidenced by any one counterpart. This Agreement may also be executed and delivered by facsimile transmission in lieu of original or machine generated or copied documents, provided that the original copy or copies of the Agreement signed by Seller shall be provided to Purchaser, and the original copy of the Agreement signed by Purchaser shall be provided to Seller’s Representative, both within ten (10) days after the signing.

17.	Notices. All notices, demands or other writings in this Agreement provided to be given, made or sent, or which may be given, made or sent by either party to the other shall be deemed to have been fully given or made or sent when made and sent by hand-delivery, telecopy or facsimile as follows:

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To Seller: ATTN: NED TOFFEY SPENDTHRIFT FARM, LLC 884 Iron Works Pike Lexington, Kentucky 4051]

Telephone number (859)294-0030 Telecopier number: (859) 294-0050

To Purchaser: ATIN: EXPERIENTIAL SQUARED, INC. 250 W. First St., Ste. 256 Claremont, California 91711

Telephone number: (909) 757-0226 Telecopier number:

The address and/or facsimile number to which any notice, demand or any other writing may be given, made or sent to any parties hereinabove provided may be changed by written notice and given by such parties as above provided.

19.	Miscellaneous.

(A)	Binding Effect. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors, heirs, legal representatives, officers, directors, employees, agents and assigns.

(B)	Entire Agreement. This Agreement, and the item(s) referred to herein and attached hereto, constitutes the entire agreement of the parties hereto with respect to the subjectmatter hereto. This Agreement supersedes any and all prior written or oral agreements and understandings.

(C)	Headings. The descriptive headings in this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

(D)	Attorneys’ Fees and Expenses. In the event one party to this Agreement initiates a legal action to enforce or interpret this Agreement, or to litigate any dispute or claim between the parties, the prevailing party shall be entitled to reimbursement from the other party for the prevailing party’s reasonable attorneys’ fees and costs incurred in the legal action.

(E)	Severability. The invalidity or unenforceability of any provision of this Agreement shall not effect the validity or enforceability of the remainder of this Agreement as a whole or any other provision therein.

(F)	Nonexclusive Provisions. The provisions of this Agreement are cumulative and not exclusive of any and all rights or remedies which any party may have at law or in equity.

(G)	Governing Law. Except as otherwise provided herein to the contrary, this Agreement shall be governed by, construed and enforced in accordance with the laws (other than the law governing conflict of law questions) of the Commonwealth of Kentucky, United States of America. The federal courts in Lexington, Kentucky shall have the exclusive jurisdiction over any dispute between Purchaser and Seller.

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

SELLER:

SPENDTHRIFT FARM, LLC

1 ubr—

By: B. WAYNE HUGHES

State of Kentucky

County of Fayette

I O22 OOOO TEED OOOO

Subscribed to before me, a notary public, by B. Wayne Hughes, personally known to me, on this the __ day of May, 2019. Notary Public for the (i and County above

PURCHASER

EXPERIENTIAL SQUARED, INC.

By: G7, f— Its: (O @c State of California

County of Los Angeles

Subscribed to before me, a notary public, by , personally known to me, on this the day of May, 2019.

a Notary Public for the State and County above a fo ne

CALIFORNIA JURAT WITH AFFIANT STATEMENT

b’See attached Document O See Statement Below (to be completed by document signers(s)

a a ra o

Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

A Notary Public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California County of __Los Angeles _ Subscribed and sworn to (or affirmed) before me on this 7 a" of _, ~ | » 20/7 , by ‘ Meet, a4 LZ3 beertart met

Name(s) of Signer(s) MEGAN HUMPHREY TEC proved to me on the basis of satisfactory evidence to Commission # 2227293 be the person(s) who appeared before me.

My Comm. Expires Jan 31, 2022

Signature: se ?) Ce, Sigrature of Nétary Public

Notary Seal EXHIBIT A

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BILL OF SALE

In consideration of the sum of One Hundred Eleven Thousand and no/100 U.S. Dollars ($111,000.00) as good and valuable consideration, the receipt of all of which is hereby acknowledged by SPENDTHRIFT FARM, LLC (“Spendthrift” or “Seller”), it does hereby bargain, sell, transfer, convey and assign unto EXPERIENTIAL SQUARED, INC. (“Experiential Squared” or “Purchaser”) a sixty percent (60%) interest in and to the two-year- old Thoroughbred colt, foal of 2017, by TIZNOW out of MAGIC UNION, by DIXIE UNION (the “Horse”), which SPENDTHRIFT FARM, LLC hereby warrants and represents to EXPERIENTIAL SQUARED, INC. that it is the sole owner of the ownership interest being transferred herein, the title thereto is free and clear of all liens and encumbrances of whatsoever nature and kind, that it has good and perfect title and right to sell and transfer the interest in the Horse as herein done, and it will warrant and defend the title thereto as against the claims of all persons whatsoever.

Purchaser hereby agrees and acknowledges that SELLER MAKES NO WARRANTIES, EXCEPT AS STATED IN THE AGREEMENT OF PURCHASE, SALE, AND CO- OWNERSHIP, EITHER EXPRESS OR IMPLIED, AS TO THE HORSE, OR IN ANY EVENT, COVENANT, OCCURRENCE OR CONDITION INCLUDING, WITHOUT LIMITATION, THE MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OF THE HORSE, SUITABILITY FOR RACING OF THE HORSE, ABILITY OR SOUNDNESS FOR RACING, BREEDING, FERTILITY, AND PURCHASER THEREFORE ACCEPTS THE HORSE “AS IS.

IN WITNESS WHEREOF, Spendthrift and Experiential Squared have hereunto set their hand individually or by their duly authorized agents effective as of the day of May, 2019.

SELLER: PURCHASER:

SPENDTHRIFT FARM, LLC EXPERIENTIAL SQUARED, INC.

By: YLuyd— By: WH fe Its: Ow heb Its: Ce

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EXHIBIT B

EQUINE CO-OWNERSHIP AND ACQUISITION AGREEMENT

This Agreement (“Agreement”) is entered into as of the Effective Date set forth in Schedule 1 between Initial Owner (whose full legal name is set forth in

Schedule land Investor (whose full legal name is set forth in Schedule 1) with reference to the following facts:

A. Initial Owner is the sole legal owner of the Horse described in Schedule 1 (“Horse”).

B. Investor is a Nevada series limited liability company managed by Experiential Squared, Inc., a Delaware corporation registered in California.

C. Investor desires to purchase an interest (the “Interest”) in Horse under the terms and conditions set forth in this Agreement.

D. Once Investor purchases the Interest, a tenancy in common shall be formed amongst each of the owners of the Horse. (The co-owner shall be referred to individually as “Co-Owner’” and collectively as “Co-Owners”).

E. It is Investor’s intent that its members shall be provided with the experience of racehorse ownership including, but not limited to: stable visits of the Horse, updates regarding the Horse’s health, training and race progress, access to the winner’s circle in the event Horse wins a race, access to owner’s clubs at applicable tracks, and access to the stabling paddock when Horse is running in a race to the extent allowed by the applicable track.

F. Dilution of Investor’s interest or the sale of an interest in the Horse to any other person or entity by Initial Owner for less than the pro rata purchase price set forth herein constitutes a direct conflict of interest with the interests of Investor.

NOW THEREFORE, in consideration of the mutual benefits and undertakings set forth in this Agreement, the parties agree as follows:

1.	Formation of Co-Ownership and Termination of Co-Ownership. The business of the Co-Ownership shall be conducted under the name set forth in Schedule 1 and the Horse shall race under the silks identified in Schedule 1. The use of the term “Co-Ownership” to refer to the aggregate of persons owning the Horse as tenants in common pursuant to this Agreement is solely for convenience, and is not intended, and shall not be deemed to imply that such Co-Ownership constitutes a partnership, association, legal person or jural entity. Each person or entity which acquires a fractional interest in the Horse pursuant to the provisions of this Agreement shall become a Co-Owner of the Co-Ownership, each of which hereby waives any right to partition. The Co-Ownership shall terminate on or before December 31, 2020, if not sooner terminated, at the time the Horse has completed racing during 2020, unless agreed to be extended beyond December 31, 2020, by the Original Owner and the Investor. Upon termination the Horse shall be offered for sale, either privately or at the earliest available public auction. If offered for sale at public auction, then any Co-Owner shall have the right to bid on and purchase the Horse at public auction with out having to notify any other Co-Owner of it’s intent to bid on or buy the Horse. If the Horse is offered for sale privately and the Co-Ownership receives and offer that both the Original Owner and Investor agree that is acceptable to both the Original Owner and Investor, then, and in that event, the Horse shall be sold to such person or entity making such offer. If either the Original Owner or Investor can not agree that any such offer is jointly acceptable, then in that event, if either the Original Owner or Investor is willing to accept such offer and the other party is not willing to accept such offer, the party not willing to accept such offer shall pay to the party willing to accept such offer such sum and upon such terms and conditions that was set forth in the offer received for the purchase of the Horse, and the selling party shall sell, convey, transfer and assign their interest in the Horse to the purchasing party upon the receipt of the purchase price.

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2.	Relationship of the Co-Owners Amongst Themselves and Manager. For purposes of this Agreement, the Manager is that individual or entity so designated in Schedule 1 of this Agreement. The relationship of the Co-Owners amongst themselves shall be that of tenants in common of a Horse, the right to possession of which shall be vested in the Manager, subject only to the right of the Co-Owners to remove the Manager as set forth herein. The relationship of the Co- Owners to the Manager shall be that of principals and agent as limited by the terms and conditions of this Agreement. The agency of the Manager is one coupled with an interest in the subject matter of the agency during any period in which Horse is maintained under the care of the Manager. Notwithstanding the foregoing, the Manager shall be expressly permitted to conduct other business activities and to accept other engagements, including, without limitation, the management of other Horses, the purchase, sale, racing and breeding of other horses, or any one or more of them.

3.	Contributions and Percentage Interest.

a.	Investor shall pay Initial Owner the Purchase Price set forth in Schedule 1 upon the date established for closing (the “Closing”) set forth in Schedule 1.

b.	Upon Closing, the respective ownership interests of the Co-Owners in the Horse will be as set forth on Schedule 1 and the Co-Ownership shall commence.

c. The costs of notifying breed/discipline registries of the transfer described herein with any applicable registries shall be paid by the

(select one) ( ) Investor O x Co-Ownership.

d.	The following shall be completed simultaneously, and Closing shall occur when each of the following are complete:

e.	The Purchase Price has been fully paid and funds have cleared. ui. All contingencies have been waived in writing.

‘ ni. (select one) All owners set forth on Schedule 1 shall be listed as the owner(s) on the Horse’s registration papers with the applicable breed/discipline registry/registries and all documents necessary to Saree such i Gnpanesly change st shall be gues and dexchanged; ort ite wi as

1; Purpose. The purpose of the Co-Ownership is to train, race, breed and/or sell the Horse listed on Schedule 1 in the Authorized Activities set forth in Schedule All racing income, breeding income, marketing, sponsorship or other income, together with the value of the Interest shall accrue to the benefit of the Co-

Ownership, subject to the breeding rights awarded to Initial Owner pursuant to the Purchase Agreement.

5.	Contingencies. Investor’s obligation to purchase the Horse is subject to and contingent upon the following:

a.	Veterinary Inspection. Determination by a licensed veterinarian selected and paid for by the Investor that the Horse is in good health and physical condition and fit for its intended purpose as a racehorse. Investor shall, within the number of days set forth in Schedule 1, either approve or disapprove of this contingency provided that Initial Owner allows Investor’s veterinarian immediate access to the Horse for inspection. In the event of a delay in such inspection, one day shall be added to the contingency approval period for each day of delay. If the Horse’s shoes, if any, are removed during the examination, they will be immediately replaced at Investor’s expense.

b.	Verification of Title. Initial Owner shall provide Investor with copies of all registration papers and bills of sale relating to the Horse and Investor shall have five (5) business days after receipt of these documents within which to approve them.

c.	Inspection of All Veterinary Records. Initial Owner shall provide Investor with copies of all veterinary records, including, without limitation, lab reports, x-rays, MRIs and other diagnostic testing results, relating to the Horse and Investor shall have five (5) business days after receipt of these documents within which to approve them.

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d.	Other Disclosures. Initial Owner shall provide Investor with any and all other material information relating to the Horse, including, but not hmited to disclosure of any and all outstanding invoices that may make the Horse subject to an agister’s lien, any track inquiries or suspensions, prior injuries, surgeries, stable vices (cribbing, weaving, etc.) or other information that may affect the Horse’s value and/or ability to race.

e.	Appraisal. Investor shall be provided the opportunity to have the Horse appraised and/or inspected for value within five (5) calendar days prior to the expiration of the Veterinary Inspection contingency set forth in sub-paragraph (a) above.

f.	Sale of Co-Ownership Interests. If this provision is selected, Investor has the right to acquire additional Co-Ownership interests as set forth in Schedule 1. This sale of these additional Co-Ownership interests is contingent upon Investor raising sufficient capital from its members to cover the purchase price of the Horse along with a sufficient equity cushion to cover future expenses reasonably anticipated with ownership of the Horse. The amount needed by Investor to fulfill this contingency is within Investor’s sole discretion. Investor shall satisfy this contingency within the time set forth in Schedule 1.

g.	Contingency Removal. In the event Investor does not provide Initial Owner with written notice that it has removed a contingency within the time required by this Agreement, Initial Owner shall provide Investor with a written demand for removal of contingency (“Contingency Removal Demand”). If Investor does not remove the contingency within two (2) business days of the date the Contingency Removal Demand is effective as set forth in the Notice provision below, this Agreement will be deemed null and void and the sale and Co-Ownership shall not proceed.

6.	Warranty of Title. Initial Owner warrants that on Closing, Initial Owner shall have clear title to Horse and Horse is free from any liens, claims or encumbrances of any nature whatsoever including without limitation spousal claims under any applicable community property laws. In the event any claims or demands are made against Initial Owner’s or Investor’s title to the Horse, Initial Owner shall indemnify, defend and hold Investor harmless against such claim or demand at its sole cost and expense from any and all claims or expenses, including reasonable attorney's fees which may arise by reason thereof.

7.	No Litigation. There is no claim, action, suit, proceeding, arbitration, investigation or hearing or notice of hearing pending or, to the best knowledge of the Initial Owner threatened, before any court or governmental or administrative authority or private arbitration tribunal against or relating to or affecting Horse, the Initial Owner or any of the Initial Owner’s assets.

8.	Commissions. Pursuant to California law, Initial Owner shall disclose any and all commissions paid to or received by any individual arising from or relating to this Agreement.

9.	Indemnity. Initial Owner shall indemnify, defend and hold Investor harmless for any and all claims, actions or damages arising from or related to any and all acts of Initial Owner prior to the date of transfer of shares to Investor.

10.	Taxes. Investor shall be liable and shall pay all sales taxes that may be due by reason of the sale and conveyance of the Horse and Investor shall pay all use taxes that may be due by reason of the sale and conveyance of the Horse.

11.	Insurance. In the event Investor wishes to insure its interest in Horse, Initial Owner shall cooperate in providing any and all information requested by the insurance company, including, without limitation, veterinary information and race record. Such insurance will be at Investor’s expense.

12.	Ownership Privileges. Investor shall be entitled to full ownership privileges including, without limitation: stable visits of the Horse, updates regarding the Horse’s health, training and race progress, access to the winner’s circle in the event Horse wins a race, access to owner’s clubs and/or owner’s boxes at applicable tracks, and access to the stabling paddock when Horse is running in a race to the extent allowed by the applicable track. To the extent such privileges are limited, such limitations shall be set forth in Schedule 1.

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13.	Publicity Rights and Marketing Content. Initial Owner agrees that their name, likeness and the name and likeness of the Horse may be used in marketing and commercial materials distributed by Investor. Initial Owner also agrees that Investor may use Initial Owner’s logo in marketing materials subject to the written permission of Initial Owner on a case by case basis, which permission will not be unreasonably withheld. Initial Investor and Manager agree to provide Investor with information that may be used for marketing content including, without limitation the Horse’s pedigree, career details, manager, trainer and jockey biographies, futurity entries, races entered, post position drawn, and work out times.

14.	Non-Circumvention. The parties to this Agreement agree that the names of Investor’s members are part of a confidential customer list and trade secret. Accordingly, Initial Owner and Manager agree not to initiate direct or indirect contact with any of Investor’s members with respect to investment opportunities in the Horse or other horses unless approval to do so is granted in writing on a case by case basis. Initial Owner and Manager agree not to undertake any transaction or series of transactions of any kind with Investor's members or collect fees from Investor's members without the express prior written consent of Investor, which will not be unreasonably withheld.

15.	Right of First Refusal. (If selected) If Initial Owner or Investor elects to sell additional fractional interests in the Horse to another third-party, Initial Owner or Investor shall first offer such fractional interest to Investor or Initial Owner on the same terms and conditions as are offered to such third party (the “Offered Terms”). Investor or Initial Owner shall have the same number of days as set forth in Section 5(f) above within which accept such offer based upon the Offered Terms. If Investor or Initial Owner does not accept said offer within said period, Initial Owner or Investor shall be free to sell such fractional interest to the third- party subject to the Offered Terms. If Initial Owner or Investor does not enter into an agreement with the third-party on the Offered Terms and such transaction does not close within ninety (90) days, Initial Owner’s or Investor’s right to sell a fractional interest in the Horse to a third party shall expire and the procedure set forth in this Section shall be applicable again.

16.	No Dilution. Except as provided in Section 21 of this Agreement, each Co- Owner’s percentage ownership of the Horse shall not be subject to dilution and Investor will maintain the percentage Interest set forth in this Agreement.

17.	Management. Except as otherwise provided in this Agreement, Manager shall have the responsibility for the overall management of the Horse and shall have the authority to decide all matters relating to the management, care, training and racing of the Horse, however, Manager shall communicate regularly to Investor any decisions made in relation to the Horse. The Horse shall be trained as set forth in Schedule 1, who shall only be replaced by a trainer of equal skill and ability.

a.	If a sale date is set forth in Schedule 1 (the “Sale Date”), the Manager will seek to sell the Horse by no later than that Sale Date, however, if exceptional circumstances (including injury) make this impracticable, then the Manager will sell the Horse as soon thereafter as it deems reasonable and practicable to do so. In the event that the Manager deems it to be in the interests of the Co-Ownership to sell the Horse before the Sale Date, then Manager shall consult with the Co-Owners and will only proceed with such early sale of the Horse if the percentage of fractional ownership interests set forth in Schedule 1 vote to do so. If there is no Sale Date set forth in Schedule 1, Manager shall make all determinations relating to breeding (subject to any breeding rights awarded to Initial Owner and Trainer) and retirement except that if the Horse is retired and not suitable for breeding, the Horse shall be placed with a reputable horse retirement organization.

b.	Manager shall employ the degree of care customarily employed by persons who race, maintain and breed horses of the same quality as the Horse.

c.	Manager shall be entitled to the compensation set forth in Schedule 1.

d.	Manager may be removed as set forth in Schedule 1.

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18.	Principal Office. The principal office and place of business of the Co- Ownership is set forth in Schedule 1.

19.	Public Liability Insurance. Responsibility of each Co-Ownership member.

20.	Other Insurance.

a.	In the event that an insurance claim is made under an applicable insurance policy, all insurance proceeds received under such policies applicable to the Horse shall be allocated first to payment of the Horse’s expenses, then towards the Co-Ownership.

b.	It is the responsibility of each member of the Co-Ownership to maintain their own insurance

21.	Subsequent Capital Contributions. All expenses incurred in connection with the Horse shall be billed on a monthly basis and shall appear on an itemized invoice.

a.	Expenses include, but are not limited to the costs of board, feed, training, medications and supplements, veterinary costs, farrier costs, transportation, entry fees, nomination fees, starting fees, pony fees, racetrack fees applicable to any race in which the Horse runs, jockey

15 and trainer commissions, legal, accounting and professional fees, etc. . Such expenses shall be billed at cost except as provided in Schedule 1. . Expense invoices shall be paid within thirty (30) days of receipt.

. Capital contributions made pursuant to this Section (“Additional Capital Contributions’) shall be made pro rata in accordance with each Co-Owner’s respective Interest as set forth in Schedule 1 unless a Co-Owner fails to make a required Additional Capital Contribution.

. The Co-Owners shall make Additional Capital Contributions at such times and in such amounts as may be called for by the Manager in Manager’s reasonable discretion. The Co-Ownership’s books and records will reflect the initial and any Additional Capital Contributions made by the Co-Owners.

In connection with the contribution of property other than cash, the Co-Ownership and a contributing Co-Owner will agree upon the fair market value of contributed property and the capital account balance to be credited to a Co-Owner in exchange for such property.

. If any Co-Owner (the “Defaulting Co-Owner’”) shall fail to pay all or any part of its share of a required additional Capital Contribution when due (the “Defaulting Co-Owner's Share”), the other Co-Owners who have contributed their share of the Additional Capital Contribution (the “Contributing Co-Owners”) shall have the right for a period of 30 days following the date when the Defaulting Co-Owner's Share was due, to contribute an additional amount equal to the Defaulting Co-Owner's Share. If all Contributing Co-Owners desire to contribute toward such amount, then they shall contribute in proportion to their respective fractional interest or in such other proportions as they may agree. If less than all the Contributing Co- Owners desire to contribute toward such amount, then they may do so in proportion to their respective fractional interests or in such other proportions as they may agree. The Contributing Co-Owners shall communicate promptly with each other for purposes of determining what portion, if any, of the Defaulting Co-Owner's Share they wish to contribute. At the end of the 30-day period referred to above or such earlier date upon which the Contributing Co-Owners shall have contributed the Defaulting Co-Owner's Share, the fractional interests of each Co-Owner shall be adjusted to be the percentage determined by dividing the Defaulting Co-Owner’s initial Capital Contribution plus all prior Additional Capital Contributions made by the Defaulting Co-Owner, including any portion of the Defaulting Co- Owner's Share contributed by the Defaulting Co-Owner, by the aggregate initial Capital Contributions of all Co-Owners plus the aggregate Additional Capital Contributions made by all Co-Owners, including any portion of the Defaulting Co-Owner's Share contributed by them. Such adjustment of Participating Percentages shall be the sole remedy of the Co-Owners and the Co-Ownership in the event that a Co-Owner fails to contribute their share of an Additional Capital Contributions. The adjustment shall be made regardless of whether, and regardless of the extent to which, any Contributing Co-Owner makes an additional contribution toward the Defaulting Co-Owner's Share.

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h.	Co-Owner Loans. The Co-Ownership may, in the discretion of the Manager, borrow funds needed for the Co-Ownership's operations from one or more Co-Owners or from third party lenders. Any loans by Co-Owners or Managers to the Co-Ownership shall be made on commercially reasonable terms.

i.	Interest on Capital. No Co-Owner shall be paid interest on any Capital Contribution or Capital Account.

22.	Books and Records. Books and records are to be maintained relating to the operation of the Co-Ownership on a (select one) O x cash basis O accrual basis in accordance with generally accepted accounting principles, and such books and records shall be available to all parties for purposes of inspection and copying during normal working hours.

23.	Distributions. Distributions shall be made annually in the amounts or percentages set forth in Schedule 1.

24.	Co-Owners. No Co-Owner shall have the power or authority to bind the Co-Ownership unless the Co-Owner has been authorized in writing by the Manager to act as an agent of the Co-Ownership. Meetings of Co-Owners shall be held annually, and special meetings may be held as set forth in Schedule 1.

25.	Restrictions on Transfer. No Co-Owner shall sell, assign, pledge, hypothecate, bequeath, give away or transfer by operation of law or otherwise all or any part of such Co-Owner’s interest (collectively “Transfer’) except as set forth in Schedule 1. Notwithstanding the foregoing, this provision shall not be construed to prohibit Investor from selling membership interests in Investor.

26.	Short Form Bill of Sale. Upon Closing the parties shall execute a notarized Short Form Bill of Sale similar in the form to that set forth in Exhibit A to this Agreement.

27.	Authority. The parties executing this agreement warrant and represent they have full right, power and authority to enter into this agreement.

28.	Notice. All notices, requests, consents and other communications which are required or may be given pursuant to the terms of this Agreement shall be in writing and shall be sent personally, by national overnight courier service or certified mail, return receipt requested, with postage prepaid, to the addresses set forth in Schedule 1 to this Agreement, or such other address or addresses as a party shall have designated by notice to the other parties in writing. Notice will be effective on the date of actual, verifiable delivery of the Notice by one of the methods set forth above. Notices shall be sent to the addresses set forth in Schedule 1 or such other address which is provided in the future in writing.

29.	Counterparts. This Agreement may be executed in several counterparts, and all counterparts so executed shall constitute one Agreement, binding on all of the parties hereto, notwithstanding that all of the parties are not signatory to the original or the same counterpart.

30.	Survival of Rights. This Agreement shall be binding upon, and, as to permitted or accepted successors, transferees and assigns, inure to the benefit of the parties hereto and their respective shareholders, officers, directors, heirs, legatees, legal representatives, successors, transferees and assigns, in all cases whether by the laws of descent and distribution, merger, reverse merger, consolidation, sale of assets, other sale, operation of law or otherwise.

31.	Severability. In the event any Section, or any sentence within any Section, is declared by a court of competent jurisdiction to be void or unenforceable, such sentence or Section shall be deemed severed from the remainder of this Agreement and the balance of this Agreement shall remain in full force and effect.

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32. Construction. The language in all parts of this Agreement shall be in all cases construed simply according to its fair meaning and not strictly for or against any of the parties hereto.

33. Section Headings. The captions of the Sections in this Agreement are for convenience only and in no way define, limit, extend or describe the scope or intent of any of the provisions hereof, shall not be deemed part of this Agreement and shall not be used in construing or interpreting this Agreement.

34. Governing Law. This Agreement shall be construed according to the laws of the State of California.

35. Additional Documents. Each party, upon the request of another party, agrees to perform all further acts and execute, acknowledge and deliver all documents which may be reasonably necessary, appropriate or desirable to carry out the provisions of this Agreement, including but not limited to acknowledging before a notary public any signature heretofore or hereafter made by a party.

36. Pronouns and Plurals. Whenever the context may require, any pronoun used in this Agreement shall include the corresponding masculine, feminine and neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa.

37. Time of the Essence. Except as otherwise provided herein, time is of the essence in connection with each and every provision of this Agreement.

38. Further Actions. Each of the parties hereto agree to execute, acknowledge and deliver such additional documents, and take such further actions, as may reasonably be required from time to time to carry out each of the provisions, and the intent, of this Agreement, and every agreement or document relating hereto, or entered into in connection herewith.

39. Third Party Beneficiaries. There are no third-party beneficiaries of this Agreement.

40. Entire Agreement. This Agreement and the exhibits hereto constitute the entire agreement of the parties with respect to, and supersede all prior written and oral agreements, understandings and negotiations with respect to the subject matter hereof.

41. Waiver. No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute a waiver of any such breach or any other covenant, duty, agreement or condition.

42. Attorneys’ Fees. In the event of any litigation, arbitration or other dispute related to or arising as a result of or by reason of this Agreement, the prevailing party in any such litigation, arbitration or other dispute shall be entitled to, in addition to any other damages assessed, its reasonable attorneys' fees, and all other costs and expenses incurred in connection with settling or resolving such dispute. The attorneys’ fees which the prevailing party is entitled to recover shall include fees for prosecuting or defending any appeal and shall be awarded for any supplemental proceedings until the final judgment is satisfied in full. In addition to the foregoing award of attorneys' fees to the prevailing party, the prevailing party in any lawsuit or arbitration procedure on this Agreement shall be entitled to its reasonable attorneys’ fees incurred in any post judgment proceedings to collect or enforce the judgment. This attorneys' fees provision is separate and several and shall survive the merger of this Agreement into any judgment.

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IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first set forth above.

By: Spendthrift Farm, LLC B. Wayne Hughes Its:

Initial Owner:( Vibe aa

By: EXPERIENTIAL SQUARED, INC. Michael Behrens

Its: a sap Investor: he i

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Schedule 1

Effective Date: 5 [ 4 [ (7 Initial Owner(s): Spendthrift Farm, LLC Investor: Experiential Squared

20 Horse Description: TIZNOW -MAGIC UNION 17 Registered name: Barn name (nickname, if any): Sex: Colt Color: Bay Markings: Breed: Thoroughbred Breed registry: The Jockey Club Registration number: |756!8 Tattoo or brand:

Horse’s foaling date: Februaxy-26-2047 [arch Q, AON]

Is the horse microchipped? Microchip #: Does the horse have a passport? Passport #:

Ga-Cwmnexdhip Name (Section 1): Spendthrift Farm, MyRacehorse.com Racing Silks of (Section 1):

Manager (Section 2): Experiential Squared, Inc. Trainer: Richard Mandella

Purchase Price (Section 3): $111,000 Activities Authorized (Section 4): Training (Selecting the trainer) Racing Racing in Claiming Races (must be specifically authorized) Selling the Horse Rehabilitation Breeding the Horse: Spendthrift Farm, LLC has ten (10) breeding rights if the Horse wins a Grade One or Grade Two race. Gelding the Horse (if it’s a colt): Not permitted Marketing and acquiring sponsorships

QO Other (specify):

Closing Date: Horse Ownership Interests after Closing: Name Address Percentage Interest Experiential 250 West First Street Suite 60% Squared, Inc. 256 Claremont CA 91711 Spendthrift Farm 984 Iron Works Pike 0% xington, KY 40511 . ‘gw d She lia 21 a Number of days within which Veterinary Inspection will be complete: Additional Ownership Interests (Section 5(f): n/a Number of days within which Co-Ownership Interests will be sold:

Description of additional Co-Ownership Interests available:

Limitations on Ownership Privileges (Section 12):

Limit 6 Paddock Passes per race.

Sale date, if any (Section 17(a)):

Percentage of fractional ownership required for early sale (Section

17(a)): Manager’s Compensation (Section 17(c)):

Removal of Manager (Section 17(d)): Co-owners may vote at any time to appoint a racing manager whose duties and obligations shall be set forth in an addendum to this agreement

Principal Place of Business (Section 18): N/A

Expenses that shall not be billed at cost (Section 21(b)): All expenses to be billed at cost.

Distributions shall be made as follows (Section 23):

Directly to Paymaster accounts via pro rata percentage.

Special meetings of Co-Owners (Section 24):

As needed.

Restrictions on Transfers and Methods of Transfer (Section 25):Approval by majority vote of the co ownership which won’t be unreasonably withheld.

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EXHIBIT A

SHORT FORM BILL OF SALE

FOR VALUABLE CONSIDERATION paid to the Seller listed below, the receipt and sufficiency of which is acknowledged by the Buyer listed below, sells and delivers the interest in the horse described below:

Seller(s): Spendthrift Farm, LLC Buyer: Experiential Squared, Inc.

Interest: 60%

The Horse described as follows: Registered name: Tiznow-Magic Union 17 Barn name (nickname, if any): Sex:

Colt

Color:

Bay

Markin

gs:

Breed: Thoroughbred

Breed registry: The Jockey

Club Registration number: 115618

This sale is made pursuant to the terms and conditions of that agreement dated as of the 9 day of May, 2019, between Buyer and Seller.

Wh —~ (Seller)

SH: a (Buyer)

61834328.3

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